UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RELIABILITY INCORPORATED
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

759903107
(CUSIP Number)

Jeffrey E. Eberwein Revocable Trust
U/A 10-01-2010
c/o Jeffrey E. Eberwein
53 Forest Avenue
Old Greenwich, Connecticut 06870
(203) 542-7020

Frederic Dorwart
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 1, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Jeffrey E. Eberwein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		6,786,588
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,786,588
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,786,588
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.                      Security and Issuer

This statement on Schedule 13D is filed with the Securities and Exchange Commission on October 4, 2013 by the Reporting Person (defined below) with respect to the common stock, no par value per share (the “Common Stock”), of Reliability Incorporated (the “Issuer” or the “Company”).  The principal executive office address of the Issuer is 53 Forest Avenue, Old Greenwich, Connecticut 06870.

Item 2.                      Identity and Background

(a)           This Schedule 13D is filed by Jeffrey E. Eberwein (“Mr. Eberwein” or “Reporting Person”).

(b)	The principal business address for Mr. Eberwein is 53 Forest Avenue, Old Greenwich, Connecticut 06870.

(c)
The principal occupation of Mr. Eberwein is as managing member of Loan Star Value Management, LLC.  Mr. Eberwein also serves as president, chief executive officer, chief financial officer, treasurer, secretary and as a director of the Company and on other public company boards.

(d)
– (e)  During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Eberwein is a United States citizen.

Item 3.                      Source and Amount of Funds or Other Consideration

On October 1, 2013 the Reporting Person acquired 6,786,588 shares of Common Stock from the Issuer for an aggregate purchase price of $100,000 (approximately $0.0147 per share) pursuant to a certain Stock Purchase Agreement by and between the Issuer and the Reporting Person dated as of October 1, 2013.  All of the shares of Common Stock owned by Mr. Eberwein were purchased with personal funds.

Item 4.                      Purpose of Transaction

The purpose of acquisitions of the Common Stock was investment. The acquisitions of the Common Stock were made in the ordinary course of business.  The Reporting Person is a director of the Issuer and may, in the future, act to fill existing vacancies on the board of directors.

The Reporting Person does not have any present plan or proposal which would relate to, or could result in, any of the following matters (which are referred to in subparagraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D), except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein.

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

 Item 5.                      Interest in Securities of the Issuer

(a) – (b)

As of October 3, 2013, the Issuer had 13,513,333 shares of Common Stock outstanding, based on the information contained in the Issuer’s Current Report on Form 8-K filed with the Commission on October 3, 2013.

As of the date hereof, Mr. Eberwein owns 6,786,588 shares of Common Stock (approximately 50.2%) in the Jeffrey E. Eberwein Revocable Trust U/A 10-01-2010 (the “Eberwein Shares”).  Mr. Eberwein, as trustee, has the sole power to vote and dispose of the Eberwein Shares.

(c)  As noted under Item 3 above, on October 1, 2013 the Reporting Person acquired 6,786,588 shares of Common Stock from the Issuer pursuant to a certain Stock Purchase Agreement by and between the Issuer and the Reporting Person dated as of October 1, 2013.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.                      Material to be Filed as Exhibits

Exhibit 99.1	Stock Purchase Agreement (Eberwein) (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Commission on October 3, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2013

JEFFREY E. EBERWEIN

/s/ Jeffrey E. Eberwein